Randstad USA
2015 South Park Place
Legal Department
Atlanta, Georgia 30339

randstad
work solutions™

RECEIVED

2008 AUG 11 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08004200

August 4, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since March 26, 2008, the date of Randstad Holding, nv's last filing with the SEC. All press releases with respect to the Vedior acquisition have not been released in the United States.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7112.

Very truly yours,

John P. Kelly
Deputy General Counsel

PROCESSED
AUG 13 2008
THOMSON REUTERS

Enclosures

cc: Linda Galipeau (w/o enclosures)
Marianne Scholten (w/o enclosures)

770.937.7000 Tel
770.916.0791 Fax

www.us.randstad.com

randstad holding

RECEIVED
2008 AUG 11 A 10: 22

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad sells Randstad Portugal

Randstad Holding nv announces it has reached agreement with Kelly Services, Inc. to sell the activities of Randstad Portugal. The agreement is in line with the decision to divest the Randstad business in Portugal, which was made in the process of obtaining clearance from the European Commission for Randstad's acquisition of Vedior N.V. as announced on March 28, 2008. The other activities in Portugal which are now part of the Randstad Group as a result of the acquisition of Vedior N.V., notably the Select and Vedior activities and their associated entities, are not part of this transaction and will not be sold.

"*I am pleased that we have found Kelly Services as a buyer this quickly*", says Ben Noteboom, CEO Randstad Holding. "*And that we can offer security to all involved. I am confident that the Randstad employees will feel at home at Kelly, which is a very reputable and service oriented company in our sector. The Randstad employees bring very relevant expertise in the Portuguese market to the table, especially since Kelly is not yet present in Portugal. We thank them for their contribution to Randstad and we wish them all the best in the new organization.*"

The divestment will not lead to changes in the announced total amount of expected synergies, consisting of € 80 million of annual run rate pre-tax cost savings and € 20 million annual tax savings. In 2007, Randstad Portugal generated € 47 million in revenue. The impact on full year net income at Group level is considered non-material. The transaction is subject to approval of the European Commission and is expected to close in the third quarter of 2008.

Randstad specializes in solutions in the field of flexible work and human resources services. Our services range from regular temporary staffing and permanent placement to inhouse, professionals, search & selection, and HR Solutions. Since acquiring Vedior in 2008, the Randstad Group is the second largest HR services provider in the world with major positions in Australia, Belgium, Canada, France, Germany, India, Luxembourg, the Netherlands, Spain, Switzerland, Poland, Portugal, and the southeastern United States. Randstad has over 34,000 employees working from 5,400 branches and inhouse locations in 53 countries around the world.

Randstad and Vedior generated combined revenue of € 17.6 billion in 2007. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the NYSE Euronext Amsterdam exchange, where options for stocks in Randstad are also traded. For more information see www.randstad.com.

randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

First Quarter Results 2008

6% revenue growth and enhanced cost control

Highlights first quarter 2008

- Group organic revenue growth[1]) 7% per working day
- Operating expenses as percentage of revenue 16.8%, compared to 16.9% in Q1 2007
- EBITA[2]) of € 103.5 million, compared to guidance of at least € 100 million
- Continued organic growth across Europe (+8% per working day), significant growth in Asia, revenue in North America declined 3% organically per working day
- Good progress on Vedior acquisition; approval obtained from the European Commission and Randstad shareholders

Outlook second quarter 2008

We expect continued moderate revenue growth for the Group. We expect EBITA, on a stand-alone basis, to equal at least the underlying level of € 130.9 million that was reached in Q2 2007 (excluding a positive one-off of € 4.2 million in France in Q2 2007). This forecast excludes any contribution from Vedior and is also excluding related transaction or integration costs.

"In a market that shows slightly lower growth than last quarter in Europe, which continues to grow fast in Asia, but that remains weak in North America, we have again managed to improve our overall market share", says Ben Noteboom, CEO Randstad Holding. "Our people have shown great skill at making use of opportunities where these arise. An example is the recent opening of our 1,000th inhouse location. Amongst the intensive preparations for the Vedior merger our people have not lost focus on running the business and serving our clients and candidates. When we look at the long term prospects of our markets, and the results of initial planning sessions with our new colleagues from the Vedior Group, we are well on our way to build a new joint company that will be able to shape the global world of work."

In € million	Q1 2008	Q1 2007	*Change*
Revenue	**2,235.3**	2,102.4	*6%*
EBITA	**103.5**	99.4	*4%*
Net income	**73.3**	71.5	*3%*
Diluted EPS[3] (in €)	**0.65**	0.63	*3%*

[1]) Organic growth is measured excluding the impact of currency effects, acquisitions and disposals and transfers between segments

[2]) EBITA: operating profit before amortization acquisition-related intangible assets and impairment goodwill

[3]) Definition: diluted EPS before amortization acquisition-related intangible assets and impairment goodwill

Summary of Group financial performance

Revenue

Revenue totaled € 2,235.3 million in Q1 2008, up by 6% compared to Q1 2007. Organic growth amounted to 5%; net acquisitions added 3% to the growth while currencies had a negative impact of 2%. Q1 2008 had on average 1 working day less than Q1 2007. Organic growth per working day was 7%, easing from 8% in January to 6% in March. We gained market share across our segments and in most markets. The highest growth rates were generated in the segments inhouse services Europe and interim professionals, search & selection. Our fastest growing main European markets were Italy, France and Germany, while strong growth was achieved in China, India and Japan as well.

In € million	Q1 2008	Q1 2007	growth	organic growth
Revenue	**2,235.3**	2,102.4	6%	5%
Gross profit	**480.1**	454.4	6%	6%
Operating expenses	**376.6**	355.0	6%	6%
EBITA	**103.5**	99.4	4%	4%
Amortization acquisition-related intangibles and impairment goodwill	**4.3**	3.1	39%	
Operating profit	**99.2**	96.3	3%	
Net income	**73.3**	71.5	3%	
Diluted EPS (in €)	**0.65**	0.63	3%	
Gross margin	21.5%	21.6%		
Operating expenses as % revenue	16.8%	16.9%		
EBITA margin	4.6%	4.7%		

Gross profit

In Q1 2008 the gross profit increased 6% to € 480.1 million, while the gross margin reached 21.5% compared to 21.6% in Q1 2007. In most European countries gross margins improved, stimulated by an effective pricing policy made possible by the increasing scarcity of candidates, and also by mix effects, such as fee income constituting a larger part of the total business mix. Fee income amounted to 12% of gross profit for the Group as a whole compared to 10% in Q1 2007. Within Europe gross margin declined somewhat in Spain and Germany. In Spain market circumstances have become more challenging. Germany had two working days less than in Q1 2007, which had a negative impact on gross margin. Underlying improvements in Germany were offset by lower gross margins at Teccon. A portfolio review at Teccon, including write-offs on two aerospace projects, had a negative impact on gross profit of about € 4 million. The consolidation and rapid growth of our low gross margin Chinese outsourcing business (reported as associate in Q1 2007) had a negative effect on the average Group gross margin. Excluding Asia Group gross margin would have increased by to 22.0%. Gross profit per average corporate FTE, which is one of our key performance indicators, increased by 1% in Q1 2008.

Operating expenses

We continued to invest in targeted areas and at the same time contained costs in areas with low or negative volume growth. In Q1 2008, the average number of corporate employees was 7% higher (+5% organic) than in Q1 2007, while the number of outlets was 8% (+6% organic) higher. We employed on average 17,860 FTEs and operated from 2,957 outlets at the end of the quarter.

Operating expenses excluding amortization of acquisition-related intangibles and impairment goodwill grew by 6% (+6% organic), amounting to 16.8% of revenue in Q1 2008 compared to 16.9% in Q1 2007. Based on the tightened cost and productivity monitoring, within the framework of our unit steering model, year over year growth in operating expenses was brought back in line with revenue and gross profit growth, a clear improvement versus the previous 2 quarters. This progress is most clearly visible in the sequential numbers. In Q1 2008 operating expenses were 1% lower than in Q4 2007, while the average number of FTEs was 3% lower than in Q4 2007.

EBITA

In Q1 2008 EBITA increased by 4% to € 103.5 million compared to € 99.4 million in Q1 2007. On an organic basis EBITA increased by 4%. The EBITA margin reached 4.6%, compared to 4.7% in Q1 2007. The lower number of working days had a slightly negative impact on EBITA while operating leverage was exceptionally strong in Q1 2007 and Q2 2007, providing a challenging comparison base.

Net income

In Q1 2008, net income amounted to € 73.3 million, an improvement of 3% compared to Q1 2007. Net finance costs, including dividend on preferred shares, amounted to € 4.3 million in Q1 2008, compared to net financial income of € 0.3 million in Q1 2007. Net finance costs have increased mainly because of the acquisition of a 15.03% in the share capital of Vedior N.V. on the open market in December 2007, which also resulted in € 4.0 million share of profit of associates. In line with earlier guidance the effective tax rate amounted to 27%, compared to 26% in Q1 2007.

Cash flow and balance sheet

Cash flow was solid in Q1 2008. The moving average of DSO remained stable at 51 days. In total, net cash from operating activities amounted to 126.9 € million. Capital expenditure amounted to € 17.3 million, compared to € 12.7 million in Q1 2007. Free cash flow

amounted to € 111.0 million, compared to € 91.7 million in Q1 2007.

In December 2007 € 478.9 million was spent on the acquisition of a 15.03% stake in Vedior N.V., partly financed with long-term debt, within our existing credit facility. This is the main reason why net debt amounted to € 40.5 million at the end of Q1 2008, compared to a net cash position of € 322.8 million at the end of Q1 2007.

First quarter by segment

Mass-customized Europe and Asia: moderate growth & strong profitability

We recorded moderate growth across our European operations and strong growth in Asia. Combined organic revenue growth amounted to 3%. In Europe the highest growth was posted in Italy, France, Sweden and Poland. Across Europe, gross margin trends continue to be positive on average, based on a combination of mix shifts, increased fee income and better pricing. EBITA increased by 20% to € 81.5 million while the EBITA margin reached a healthy 5.6% compared to 5.0% in Q1 2007.

Mass-customized and inhouse services North America: revenue and gross margin down

On an organic basis revenue declined 3%. Inhouse revenue declined by 16% organically. This is caused by reduced average volumes per client, which reflects continued weakness in the market, and the loss of a few clients. In mass-customized organic revenue growth amounted to 5%, while gross margin was slightly lower than in Q1 2007. For the combined North American businesses gross margin reached 17.0%, compared to 17.3% in Q1 2007, based on a competitive pricing environment and some impact from higher Vendor Management System related third party revenue. The negative revenue and gross margin effects were partly offset by the closure of 20 branches in the second half year 2007 and corresponding FTE reduction. The EBITA margin for our combined North American businesses still came down to 1.4% compared to 2.3% in Q1 2007. Our Canadian operations continued to show strong performance with solid growth and profitability.

Inhouse services Europe: strong growth

Revenue growth continued to be strong, albeit at a somewhat lower pace than in previous quarters, due to phasing of new business in 2007 and reduced growth per client. Organic revenue growth amounted to 15% in Q1 2008. Total growth including transfers was 16%. Growth was well spread across our different geographies. Growth was the highest in Germany, France and Italy. The gross margin reached 14.5%, equal to the margin in Q1 2007. The EBITA margin was somewhat under pressure and reached 4.7% compared to 5.3% in Q1 2007, due to the bankruptcy of a Dutch client. In Q1 2008, we opened our 1,000th worldwide inhouse location, at Audi AG in Germany, marking the successful rollout of this concept.

Interim professionals, search & selection: high demand, lower profitability in Germany

Organic revenue growth of interim professionals, search & selection amounted to 13% in Q1 2008. Demand remains high. We continue to see healthy growth in secondment in the Netherlands where we maintain solid momentum especially in competences such as Legal, Communications, Logistics & Purchasing and HRM. Low demand in Aerospace continued to have an effect on our German Engineering business. Attracting and retaining candidates in sectors such as IT, Finance and Engineering remains challenging across the board. Growth in search & selection remains strong in all markets. As stated before, profitability of Teccon was under pressure because of a portfolio review. Furthermore, the lower number of working days has a material impact in secondment in the Netherlands and Germany. As a result, the EBITA margin decreased to 6.0%, compared to 9.3% in Q1 2007.

Public offer for all of the issued and outstanding shares of Vedior N.V.

Several milestones were reached over the past months.

- On April 1, 2008, we launched the recommended public offer for all of the issued and outstanding shares of Vedior N.V., in a mixed cash and share offer of € 9.50 plus 0.32759 share Randstad Holding nv per share Vedior N.V. The tender period ends on May 9, 2008
- On April 17, 2008, the European Commission granted its permission, upon the restriction that the current activities of Randstad in Portugal will be divested
- On April 22, 2008, Randstad and Vedior announced the proposed company structure in the Benelux
- On April 23, 2008, Randstad shareholders approved of the combination and all related actions to complete the transaction, including financing and the appointment of new executive and supervisory board members

Other developments

On March 14, 2008, we announced the sale of Unitono, our Spanish telemarketing business. In 2007, Unitono generated revenue of approximately € 55 million. The impact on Group revenue and net income is considered non-material.

Randstad has been selected by Philips as Global Supplier of the Year 2007. Specifically, Randstad won the Breakthrough Award for its performance in the Total Cost of Ownership (TCO) category. Philips nominates five 'best in class' suppliers from its strategic or preferred suppliers' list each year. To be eligible for nomination, suppliers must fulfill a range of criteria, including being a supplier in more than one sector and delivering a consistently high level of service.

New reporting structure

Subject to the offer for all of the issued and outstanding shares of Vedior N.V. being declared unconditional, we plan to use a different reporting structure as of Q2 2008. Primary segmentation will change to geographies instead of concepts. For these

geographies revenue and EBITA will be provided. These new selected geographies are France, the Netherlands, Germany, UK, Belgium/Luxembourg, Iberia, Rest of Europe, North America and Rest of World. Secondary segmentation will be based on concepts, such as mass-customized, inhouse services, search & selection and interim professionals. For these concepts revenue will be provided. In case Vedior will be consolidated during Q2 2008, the Q2 2008 publication date will be rescheduled to August 27, 2008. We aim to provide pro forma figures for all quarters of 2007 and Q1 2008 on August 22, 2008. As part of the new disclosure policy, and in line with European industry standards, we will discontinue our policy of providing quarterly earnings forecasts as from next quarter.

Executive Board responsibilities

Subject to the offer for all of the issued and outstanding shares of Vedior N.V. being declared unconditional, the portfolio of the executive board members, including the current Vedior Board of Management members Greg Netland and Brian Wilkinson, will be, effective as per settlement date:

Ben Noteboom (Dutch, 1958): CEO and chairman of the executive board, responsible for Randstad in the Netherlands, Group HR, Group marketing & communications, business concept development, and social & legal affairs
Robert-Jan van de Kraats (Dutch, 1960): CFO and vice-chairman of the executive board, responsible for the Nordics, Japan, Yacht, finance & accounting, control, tax, treasury, IR, ICT and shared service centers
Jacques van den Broek (Dutch, 1960): responsible for Belgium & Luxembourg, France, Poland, Czech Republic, Slovakia, Switzerland, and International Accounts
Leo Lindelauf (Dutch, 1951): responsible for Tempo-Team in the Netherlands, Germany, Spain, Italy, Portugal, Greece, Turkey, Cyprus, other Eastern Europe, Angola and Mozambique
Greg Netland (US, 1962): responsible for the USA, Canada and Latin America
Brian Wilkinson (British, 1956): responsible for the UK, Australia & Pacific, Asia and the United Emirates

Outlook Q2 2008

We see continued growth across our European and Asian operations, while the market situation in North America remains challenging. Given these trends, we expect EBITA, on a stand-alone basis, to equal at least the underlying level of € 130.9 million that was reached in Q2 2007 (excluding a € 4.2 million one-off in France in Q2 2007). This forecast excludes any contribution from Vedior and is also excluding transaction or integration costs.

Financial calendar

Annual General Meeting of Shareholders	May 7, 2008
Fixing ex-dividend	May 9, 2008
End of tender period	May 9, 2008
Dividend available for payment	May 26, 2008
Publication Q2 2008 results (pre-market)	August 27, 2008 (subject to the offer being declared unconditional)

Conference call

Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 713 3464 and for participants from the UK +44 (20) 7138 0835. The pass code is: 2436476. You can listen to the analyst conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.ir.randstad.com/presentations.cfm. **Because progress on the proposed offer for Vedior N.V. will be discussed in the presentation, we regret that for legal and/or regulatory reasons, the conference call and webcast are not open to US/Canadian/Australian and Japanese participants.**

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with Group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U,

Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

	Three months ended March 31		
In millions of €	2008	2007	change 2008/2007
Revenue	2,235.3	2,102.4	6%
Cost of services	1,755.2	1,648.0	7%
Gross profit	480,1	454.4	6%
Selling expenses	262.2	247.1	
General and administrative expenses	118.7	111.0	
Total operating expenses	380.9	358.1	6%
Operating profit	99.2	96.3	3%
Dividend preferred shares	-1.8	-1.8	
Financial income and expenses	-2.5	2.1	
Net finance (costs) / income	-4.3	0.3	
Share of profit of associates	4.0	0.0	
Income before taxes	98.9	96.6	
Taxes on income	-25.6	-25.1	
Net income	73.3	71.5	3%
Attributable to:			
Equity holders of Randstad Holding nv	73.2	71.5	
Minority interests	0.1	-	
Net income	73.3	71.5	
Earnings per share			
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):			
- basic earnings per ordinary share	0.63	0.62	
- diluted earnings per ordinary share	0.63	0.61	
- diluted earnings per ordinary share before amortization acquisition-related intangible assets and impairment goodwill	0.65	0.63	
Margins			
Gross margin	21.5%	21.6%	
EBITDA margin	5.3%	5.3%	
EBITA margin	4.6%	4.7%	
Operating margin	4.4%	4.6%	
Net income margin	3.3%	3.4%	

Information by segment
(unaudited)

In millions of €	2008	2007	change 2008/2007	organic * growth	margins 2008	margins 2007
	Three months ended March 31					
Revenue						
Mass-customized Europe and Asia	**1,458.4**	1,345.2	8%	3%		
Mass-customized North America	**159.0**	179.3	-11%	5%		
Inhouse services Europe	**378.2**	327.2	16%	15%		
Inhouse services North America	**82.0**	106.9	-23%	-16%		
Interim professionals, search & selection	**169.3**	151.3	12%	13%		
Eliminations	**-11.6**	-7.5				
Total revenue	**2,235.3**	2,102.4	6%	5%		
Gross profit						
Mass-customized Europe and Asia	334.4	310.7	8%	6%	**22.9%**	23.1%
Mass-customized North America	31.3	36.5	-14%	-1%	**19.7%**	20.4%
Inhouse services Europe	55.0	47.6	16%	15%	**14.5%**	14.5%
Inhouse services North America	9.6	13.1	-27%	-20%	**11.7%**	12.3%
Interim professionals, search & selection	49.9	47.1	6%	7%	**29.5%**	31.1%
Eliminations	-0.1	-0.6				
Total gross profit	480.1	454.4	6%	6%	**21.5%**	21.6%
EBITA **						
Mass-customized Europe and Asia	**81.5**	67.7	20%	18%	**5.6%**	5.0%
Mass-customized North America	**1.1**	1.3	-15%	-15%	**0.7%**	0.7%
Inhouse services Europe	**17.7**	17.4	2%	2%	**4.7%**	5.3%
Inhouse services North America	**2.3**	5.3	-57%	-53%	**2.8%**	5.0%
Interim professionals, search & selection	**10.2**	14.0	-27%	-28%	**6.0%**	9.3%
Corporate	**-9.3**	-6.3				
Total EBITA	**103.5**	99.4	4%	4%	**4.6%**	4.7%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.
** EBITA: Operating profit before amortization acquisition-related intangible assets and impairment goodwill.

Information by geographical area
(unaudited)

In millions of €	2008	2007	change 2008/2007	organic growth*	margins 2008	margins 2007
	Three months ended March 31					
Revenue						
Netherlands	**776.8**	755.8	3%	2%		
Germany	**406.4**	362.0	12%	9%		
Belgium/Luxembourg	**255.5**	243.6	5%	5%		
France	**160.7**	138.2	16%	16%		
Spain	**113.9**	120.4	-5%	-3%		
United Kingdom	**58.6**	63.7	-8%	4%		
Italy	**88.9**	70.5	26%	26%		
Other European counties	**71.3**	55.5	28%	11%		
North America	**241.0**	286.2	-16%	-3%		
Asia	**62.2**	6.5				
Total revenue	**2,235.3**	2,102.4	6%	5%		
Gross profit						
Netherlands	**205.2**	195.6	5%	3%	**26.4%**	25.9%
Germany	**91.8**	83.3	10%	4%	**22.6%**	23.0%
Belgium/Luxembourg	**53.7**	47.6	13%	13%	**21.0%**	19.5%
France	**23.6**	19.8	19%	19%	**14.7%**	14.3%
Spain	**19.8**	21.5	-8%	-7%	**17.4%**	17.9%
United Kingdom	**13.2**	13.9	-5%	7%	**22.5%**	21.8%
Italy	**15.8**	11.4	39%	39%	**17.8%**	16.2%
Other European countries	**14.2**	10.6	34%	30%	**19.9%**	19.1%
North America	**40.9**	49.6	-18%	-6%	**17.0%**	17.3%
Asia	**1.9**	1.1			**3.1%**	16.9%
Total	**480.1**	454.4	6%	6%	**21.5%**	21.6%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions of €	March 31, 2008	March 31, 2007	December 31, 2007
Assets			
Property, plant and equipment	**129.8**	118.1	135.7
Intangible assets	**432.0**	340.0	433.3
Deferred income tax assets	**268.6**	328.6	282.5
Financial assets and associates	**495.2**	12.0	491.1
Non-current assets	**1,325.6**	798.7	1,342.6
Trade and other receivables	**1,525.2**	1,465.4	1,570.4
Income tax receivables	**6.6**	5.3	20.1
Cash and cash equivalents	**415.8**	357.0	384.1
Current assets	1,947.6	1,827.7	1,974.6
Total assets	3,273.2	2,626.4	3,317.2
Equity and liabilities			
Issued capital	**11.7**	11.6	11.7
Share premium	**437.3**	408.7	432.6
Reserves	**630.4**	441.1	577.3
Shareholders' equity	**1,079.4**	861.4	1,021.6
Minority interest	**0.9**	0.0	0.8
Group Equity	**1,080.3**	861.4	1,022.4
Preferred shares	**165.8**	165.8	165.8
Borrowings	**380.0**	-	460.0
Deferred income tax liabilities	**283.2**	295.7	287.3
Provisions	**41.6**	45.0	46.7
Non-current liabilities	**870.6**	506.5	959.8
Trade and other payables	1,149.5	1,126.6	1,168.1
Income tax liabilities	57.1	60.6	57.5
Borrowings	76.3	34.2	68.3
Provisions	39.4	37.1	41.1
Current liabilities	1,322.3	1,258.5	1,335.0
Total equity and liabilities	3,273.2	2,626.4	3,317.2

Consolidated cash flow statement
(unaudited)

	Three months ended March 31	
In millions of €	**2008**	2007
Net income	**73.3**	71.5
Taxes on income	**25.6**	25.1
Share of profit of associates	**-4.0**	0.0
Net finance costs / (income)	**4.3**	-0.3
Operating profit	**99.2**	96.3
Depreciation property, plant and equipment	**10.5**	9.8
Amortization software	**3.7**	3.1
Amortization acquisition-related intangible assets	**4.3**	3.1
Share-based payments	**3.6**	1.4
Provisions	**0.1**	-0.7
Income taxes paid	**-14.0**	-18.0
Cash flow from operations before operating working capital	**107.4**	95.0
Trade and other receivables	**25.5**	-19.3
Trade and other payables	**-6.0**	27.9
Operating working capital	**19.5**	8.6
Net cash flow from operating activities	**126.9**	103.6
Additions of property, plant and equipment	**-8.5**	-11.7
Additions of software	**-8.8**	-1.0
Acquisition of subsidiaries	**-5.5**	-23.2
Financial receivables	**0.3**	-
Disposals of property, plant and equipment	**1.1**	0.8
Disposal of subsidiaries	**3.1**	-
Net cash flow from investing activities	**-18.3**	-35.1
Re-issue of purchased ordinary shares	**-**	0.4
Issue of ordinary shares	**0.2**	1.0
Repayments of non-current borrowings	**-80.0**	-
Financing	**-79.8**	1.4
Financial income and expenses (paid) / received	**-4.3**	2.7
Reimbursement to financiers	**-4.3**	2.7
Net cash flow from financing activities	**-84.1**	4.1
Net increase in cash, cash equivalents and current borrowings	**24.5**	72.6
Cash, cash equivalents and current borrowings at begin of period	**315.8**	250.3
Net increase in cash, cash equivalents and current borrowings	**24.5**	72.6
Translation losses	**-0.8**	-0.1
Cash and cash equivalents and current borrowings at end of period	**339.5**	322.8
Free cash flow	**111.0**	91.7

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions of €

	2008	2007
Value at January 1	**1,021.6**	790.3
Movements in the period:		
Net income for the period	**73.2**	71.5
Translation differences	**-19.2**	-3.2
Total recognized income	**54.0**	68.3
Share-based payments	**3.6**	1.4
Re-issue of purchased ordinary shares	**-**	0.4
Issue of ordinary shares	**0.2**	1.0
Value at March 31	1,079.4	861.4

Core data
(unaudited)
In millions of €

Balance sheet	**March 31, 2008**	March 31, 2007
Operating working capital *	**384.7**	347.8
Borrowings (excluding preferred shares)	**456.3**	34.2
(Net debt) / net cash (excluding preferred shares)	**-40.5**	322.8

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses	**Three months ended March 31**	
	2008	2007
Personnel expenses	**264.4**	244.6
Other operating expenses	**112.2**	110.4
Operating expenses	**376.6**	355.0
Amortization acquisition-related intangible assets and impairment goodwill	**4.3**	3.1
Total operating expenses	**380.9**	358.1

Depreciation and amortization software		
Depreciation property, plant and equipment	**10.5**	9.8
Amortization software	**3.7**	3.1
Total depreciation and amortization software	**14.2**	12.9

EPS calculation		
Net income for ordinary shareholders	73.2	71.5
Amortization acquisition-related intangible assets and impairment goodwill (after taxes)	3.1	2.1
Net income before amortization acquisition-related intangible assets and impairment goodwill	**76.3**	73.6
Basic EPS (in €)	**0.63**	0.62
Diluted EPS (in €)	**0.63**	0.61
Diluted EPS before amortization acquisition-related intangible assets and impairment goodwill (in €)	**0.65**	0.63
Average number of ordinary shares outstanding (mln)	**116.7**	116.1
Average number of diluted ordinary shares outstanding (mln)	**117.0**	116.6

Notes to the consolidated interim financial statements

Reporting entity

Randstad Holding nv is a public limited liability company incorporated and domiciled in the Netherlands and listed on Euronext Amsterdam.

The consolidated interim financial statements of Randstad Holding nv as at and for the three months' period ended March 31, 2008 include the company and its Group companies (together called the 'Group').

Significant accounting policies

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards

and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (hereafter: IFRS).

The accounting polices applied by the Group in these consolidated interim financial statements are unchanged compared to those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2007.

Basic of presentation
These consolidated interim financial statements are condensed and prepared in accordance with (IFRS) IAS 34 'Interim Financial Reporting'; they do not include all of the information required for full (annual) financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2007.

The consolidated financial statements of the Group as at and for the year ended December 31, 2007 are available upon request at the Company's office or at www.ir.randstad.com.

Estimates
The preparation of consolidated interim financial statements, requires the Group to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgments, estimates and assumptions, were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2007.

Seasonality
The Group's activities are impacted by seasonal patterns. The volume of transactions throughout the year fluctuates per quarter, dependent upon demand as well as variations in items such as the number of working days, public holidays and holiday periods. Historically, the Group usually generates its strongest revenue and profits in the second half of the year. Historically, in the second quarter free cash flow is usually negative due to the timing of the payments of holiday allowances and dividend; free cash flow tends to be the strongest in the second half of the year.

Effective tax rate/income tax expense
The effective tax rate in Q1, 2008 is based upon the estimated effective tax rate for the whole year 2008 and amounts to 27%.

Acquisitions of Group companies
The total cash out for acquisitions year to date March 31, 2008 is € 5.5 million. This amount relates entirely to earn-out arrangements of acquired companies in preceding years.

Disposal of Group companies
As at March 13, 2008 the Group disposed of its Spanish telemarketing business Unitono Servicios Externalizados, with 2007 revenue of approximately € 55 million. The disposal of this business resulted in a cash in of € 3.1 million.

Share of profit of associates
The share of profit of associates relates to the 15.03% shareholding in Vedior N.V. The € 4 million in Q1 is based upon estimates of the results of Vedior N.V. according to Randstad principles.

Shareholders' equity
The issued number of ordinary shares increased as follows:

Number of issued shares as at December 31, 2007	116,606,865
Issue from share based payments arrangements	183,310
Number of issued shares as at March 31, 2008	116,790,175

Post balance sheet events
On April 17, 2008 the European Commission granted its permission for the acquisition of Vedior by Randstad by way of the public offer for all of the shares of Vedior N.V., as launched on April 1, 2008; the restriction in the permission of the European Commission is that the current activities of Randstad in Portugal will be sold. In 2007, Randstad Portugal generated € 47 million in revenue.

For more information
Bart Gianotten/Machteld Merens
Telephone
+31 (0)20 569 56 23

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